13G            Page 1 of 5 Pages

             SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENTS PURSUANT TO RULES 13d-1 AND 13d-2,

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               Wood Bancorp, Inc.
                                (Name of issuer)

                     Common Stock Par Value $0.01 Per Share
                         (Title of class of securities)

                                    978237105
                                 (CUSIP number)

    Check the following box if a fee is being paid with this statement [ ].

_________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).

CUSIP NUMBER 978237105   13G                 Page 2 of 5 Pages


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S
     IDENTIFICATION NO.OF ABOVE PERSONS

          SoGen International Fund, Inc. 13-2672902

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   [ ]
(b)   [ ]


3.   SEC USE ONLY


4.   CITIZENSHIP OF PLACE OF ORGANIZATION

     Maryland

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH


5.   SOLE VOTING POWER




6.   SHARED VOTING POWER

         0


7.   SOLE DISPOSITIVE POWER



8.   SHARED DISPOSITIVE POWER

         0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%


12.  TYPE OF REPORTING PERSON*

     IV


* SEE INSTRUCTIONS BEFORE FILLING OUT !

                         13G            Page 3 of 5 Pages


Item 1

(a) Name of Issuer: Wood Bancorp, Inc.
(the "Issuer").

(b) Address of Issuer's Principal Executive
Offices: 124 East Court, Bowling Green, OH 43402.

Item 2


(a) Names of Persons Filing: SoGen International Fund, Inc., a Maryland corporation (the "Fund").

(b) Address of Principal Business Office: The principal business offices of the Fund is located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship: The Fund is a Maryland corporation.

(d) Title of Class of Securities: Common Stock ($0.01 Par
Value Per Share) (the "Shares").

(e) CUSIP Number: 978237105

Item 3

If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b), Check Whether the Person Filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)[ ] Bank as defined in Section 3(a)(6)of the Exchange Act.
(c)[ ] Insurance company as defined in Section 3(a)(19)of the Exchange Act.
(d)[X] Investment company registered under Section 8 of the Investment Company Act.
(e)[ ] Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940,

(f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (f); see item 7,

(g)[ ] Parent Holding Company, in accordance with Section 240.13d-1 (b)(ii) (F) see Item 7,

(h)[ ] Group, in accordance with Section
       240.13d-1(b) (1) (ii) (H)




Item 4

Ownership

If more than five percent of the class is owned, indicate:
(a) Amount Beneficially Owned:

     o shares

(b) Percentage of class:

     0% of the outstanding shares.

(c) Number of Shares As to Which Such Persons Have:
   (i) sole power to vote or direct the vote: None

   (ii)shared power to vote or direct the vote:  None


   (iii)sole power to dispose or to direct the disposition of The Fund:

          None

   (iv)shared power to dispose or to direct the dispositionof:  None


(d) Shares which there is a right to acquire: None.

                         13G                 Page 4 of 4 Pages

Item 5

Ownership of Five Percent or Less of a Class

The Fund no longer owns shares of Wood Bancorp, Inc.

Item 6

Ownership of More Than Five Percent on Behalf of Another
Person

Not Applicable.

Item 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported On By the Parent
Holding Company

Not Applicable.

Item 8

Identification and Classification of Members of the Group.

Not Applicable.

Item 9

Notice of Dissolution of Group.

Not Applicable.

Item 10


Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 29, 1998

SOGEN INTERNATIONAL FUND, INC.
By:        /s/ Jean-Marie Eveillard
Jean-Marie Eveillard/President